20012710

UNITEDSTATES
[illegible]RITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26807

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Paulson Investment Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5335 SW Meadows Road, Suite 465
(No. and Street)

Lake Oswego (City) OR (State) 97035 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Malcolm A Winks (312) 940-6327
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165 (Address) Northridge (City) CA (State) 91324 (Zip Code)

SEC Mail Processing
MAR 23 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Malcolm A Winks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Paulson Investment Company, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

alex W

Signature

President / CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 9 day of March, 2020 by Malcolm A. Winks proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

NANCY YADIRA PEREZ GARCIA
Notary Public - California
Los Angeles County
Commission # 2253252
My Comm. Expires Aug 9, 2022

Paulson Investment Company, LLC
Annual Financial Statements
Year Ended December 31, 2019

Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Paulson Investment Company, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Paulson Investment Company, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
March 16, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Paulson Investment Company, LLC
Statement of Financial Condition
December 31, 2019

Assets	
Cash and cash equivalents	$ 942,639
Receivable from clearing brokers	774,513
Notes and other receivables, net	948,198
Equities securities, at fair value	476,231
Warrant securities, at fair value	2,449,925
Lease Rights of Use	2,564,156
Fixed assets, net of accumulated depreciation and amortization of $58,850	96,953
Prepaid expenses and other assets	540,099
Total Assets	$ 8,792,714
Liabilities and Member's Equity	
Liabilities	
Accounts payable and accrued expenses	$ 264,946
Compensation, employee benefits & payroll taxes payable	642,694
Underwriter warrants payable to employees, at fair value	84,772
Margin securities borrowing	429,467
Lease Liabilities	2,768,977
Total Liabilities	4,190,856
Member's Equity	4,601,858
Total Liabilities and Member's Equity	$ 8,792,714

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Operations
For the Year Ended December 31, 2019

Revenues	
Investment banking	$ 8,484,033
Retail fees and commissions	804,645
Investment advisory fees	268,448
Commissions - other	155,829
Market marking and trading	3,599,550
Securities grants	4,904,219
Securities losses	(1,636,263)
Interest and other income	51,216
Total Revenues	16,631,677
Expenses	
Commission expense, including warrants distributed	11,517,269
Salaries and benefits	2,936,674
Rent	856,028
Insurance	333,578
Legal services	499,633
Underwriting	276,042
Regulatory	377,602
Travel & entertainment	249,417
Information systems	121,853
Professional fees	263,767
Clearing charges	730,399
Market data and routing	450,393
Communications	87,282
Office expense	95,469
Depreciation & amortization	23,239
Taxes	23,840
Settlements	50,000
Bad debt expense	144,976
Other	140,041
Total Expenses	19,177,502
Net Loss	$ (2,545,825)

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

	Member's Equity
Member's Equity, December 31, 2018	$ 5,363,174
Capital contributions	1,812,299
Capital distributions	(27,790)
Net Loss	(2,545,825)
Member's Equity, December 31, 2019	$ 4,601,858

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows from Operating Activities:		
Net loss	$	(2,545,825)
Changes in net loss not requiring the use of cash:		
Depreciation and amortization		23,239
Amortization of right of use asset		390,958
Changes in operating assets and liabilities:		
Receivable from brokers and clearing brokers		(410,150)
Equity securities, at fair market value		650,731
Warrant securities at fair market value		574,099
Notes and other receivables		(361,358)
Other assets		(135,815)
Accounts payable and accrued expenses		(87,507)
Compensation, employee benefits & payroll taxes		290,172
Margin securities borrowing		222,184
Stock payable to employees		(471,990)
Warrants payable to employees		84,772
Other liabilities		(61,576)
Net cash used in operating activities:		(1,838,066)
Cash Flows from Investing Activity:		
Purchase of fixed assets		(73,382)
Net cash used in investing activities:		(73,382)
Cash Flows from Financing Activity:		
Principal payments on operating lease activity		(186,137)
Capital Distribution		(27,790)
Capital Infusion		1,812,299
Net cash from financing activities:		1,598,372
Net Decrease in Cash		(313,076)
Cash and cash equivalents, Beginning of Year		1,255,715
Cash and cash equivalents, End of Year	$	942,639
Supplemental cash flow information:		
Cash paid during the year for interest		
Non-cash activity:		
Receipt of underwriter warrants	$	4,904,219
Distribution of underwriter warrants payable to employees	$	3,921,950
Amortization of notes receivable	$	32,980

Supplemental disclosure of non-cash transactions:
The Company recognized a Right of Use asset by recordings a lease liability of $2,955,114.

See accompanying notes to the financial statements

Paulson Investment Company, LLC
Notes to Financial Statements
For the Year Ended December 31, 2019

1. Organization and Nature of Business

Paulson Investment Company, LLC (the "Company") is a registered broker-dealer, primarily acting as managing underwriter, placement agent or selling group member of initial and follow on public offerings, private investments in public equity instruments and private placements for smaller companies. In addition, the Company also acts as a broker and market maker in executing customers' orders for the purchase and sale of marketable securities on their behalf on a fully disclosed basis with its clearing organization Vision Financial Markets (the "Clearing Brokers"). The Company conducts business throughout the United States and is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company's sole member is its parent company Paulson Capital Holding Company, LLC.

2. Summary of Significant Accounting Polices

Method of Accounting - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenue in the accounting period in which revenue is earned regardless of when cash is received and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

Management's use of Estimates and Assumptions – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual results could differ from those estimates.

Revenue Recognition –

Private Placements and Underwriting

The Company earns private placement fees in securities offerings in which the Company acts as a placement agent, such as PIPES and convertible debt offerings. Fee revenue from private placements and other capital raising transactions is recognized when the underlying transaction is completed (the closing date of the transaction). The revenue is determined based on the terms in each placement agent agreement and is recognized after the performance obligations noted in the agreement have been satisfied. Placement agent fees are recognized gross of transaction-related costs. Such transaction-related costs are recorded in the reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event client engagements are terminated for any reason.

2. Summary of Significant Accounting Polices (continued)

The Company earns underwriting fees from securities offerings in which the Company acts as an underwriter or selling group member, such as initial public offerings, follow-on equity offerings, and debt offerings. Fee revenue relating to underwriting commitments is recorded at the point in time when all significant items relating to the underwriting process have been completed and the amount of the underwriting revenue has been determined. Generally, this is the point at which all of the following have occurred: (i) the issuer's registration statement has become effective with the SEC or the other offering documents are finalized; and (ii) the Company has been informed of the number of securities that it has been allotted. Underwriting fees are recognized gross of transaction-related costs. Such transaction-related costs are recorded in the reporting period as the associated revenue, when the actual costs are known or estimable. Transaction-related costs are expensed in the event client engagements are terminated for any reason.

Revenue from the receipt of private placement and underwriter warrants is recognized when the transaction has been completed and the warrants have been received from the issuer based on the estimated fair value of the securities using the Black-Scholes option pricing model taking into account the exercise price, remaining life of the warrants, the current price of the underlying stock, expected volatility of the stock price, expected dividends from the stock, and the risk-free interest rate for the remaining term of the warrant.

Advisory Fees

The Company's investment banking income also includes revenues earned in connection with advising companies, principally in mergers, acquisitions and restructuring transactions. The Company records advisory revenues at the point in time, gross of related expenses, when the services for the transactions are completed under the terms of each assignment or engagement, typically the transaction's closing date. Transaction-related costs are recorded as described above.

Commissions

Commission revenue includes fees from executing and clearing client transactions and commission sharing arrangements. These fees are recognized on a trade-date basis. The Company believes the performance obligation is satisfied on the trade date because that is when the underlying financial instrument and the buyer and seller are identified, the pricing is agreed upon and the risks and rewards of the ownership have been transferred.

Cash Equivalents - Cash equivalents consist of highly liquid investments with maturities of three months or less.

Receivable from Clearing Brokers – Payments, commissions, and other amounts receivable from Vision Financial Markets.

Fixed Assets – Fixed assets are stated as cost, less accumulated depreciation and amortization. Furniture and equipment depreciation is generally computed using the straight-line method over their estimated useful lives (typically 3 to 5 years). Leasehold improvements are amortized over the lesser of their estimated useful life or the remaining lives of the related leases.

2. Summary of Significant Accounting Polices (continued)

Investments in Securities – The Company values investments in marketable securities at the last sales price as of the last day of the period. The Company records such investments on a trade date basis and values them at fair value. Realized and unrealized gains and losses from securities traded in the normal course of business are reflected in net gain or loss from trading and marketable securities on the statement of operations.

Income Taxes – The Company is organized as an LLC and is treated as a disregarded entity for tax purposes. As such the Company is not subject to income taxes. Taxes, if any, are the responsibility of the member. The member is required to report separately on their income tax return the taxable income or loss of the Company.

Government and other Regulation – The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and FINRA. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker dealer, the Company is subject to provisions of the SEC's net capital rule (Rule 15c3-1) which requires the Company maintain a minimum net capital, as defined. With respect to the SEC's customer protection rule (Rule 15c3-3) the Company operates under paragraphs (k)(2)(i) and (k)(2)(ii) and, accordingly, is exempt from the remaining provisions of the rule.

3. Securities Measured at Fair Value on a Recurring Basis

The Company records its equity and warrant securities at fair value. The accounting standard for fair value which provides a framework for measuring fair value clarifies the definition of fair value and expands disclosures regarding fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. The accounting standard establishes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level I - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Inputs other than Level I that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The Company's Level 1 assets consist of equity securities. The Company uses quoted market prices in valuing these assets.

3. Securities Measured at Fair Value on a Recurring Basis (continued)

The Company's Level 3 assets consist of Underwriter Warrants received in connection with investment banking services rendered. These warrants include warrants owned outright by the Company, and also warrants in which certain employees have a claim as a result of their compensation structure. These warrants generally have a five to seven year expiration date and vest immediately. The Company values these warrants using the Black-Scholes Option Pricing Model, which takes into account five specific inputs: stock price, risk free rate, exercise price, time remaining and price volatility. The first four of these inputs are relatively objective, as they are based on quoted information or known facts. The price volatility, which after the stock price is the most influential factor in determining valuation, is more subjective. The volatility input is derived based on a volatility index of comparable public companies standard deviations of price matched to the remaining time duration of each warrant. There is no assurance that the Company will be able to exercise any of these warrants in a way that will realize the fair value that has been recorded in the financial statements based on this model.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis at December 31, 2019:

	Level 1	Level 3	Total
Equity securities	$ 476,231	$ -	$ 476,231
Underwriter warrants	-	2,449,925	2,449,925

The inputs or methodology used for valuing securities is not necessarily an indication of the risk associated with investing in those securities.

3. Securities Measured at Fair Value on a Recurring Basis (continued)

The following is a summary of activity related to the Company's Level 3 financial assets and liabilities:

	Underwriter Stocks	Underwriter Warrants	Underwriter Stocks Payable to Employees	Underwriter Warrants Payable to Employees
Balance, December 31, 2018	$ 146,437	$ 3,024,024	$ 471,990	$ -
Fair value of securities received included as a component of revenue from underwriting	-	4,904,219		
Fair value of securities received included as a component of commission expense				3,921,950
Fair value of warrants exercised for stock		(161,642)		
Fair value of share sales	(26,665)			
Net loss included as a component of net loss from trading and marketable securities	(30,158)	(1,451,708)		
Fair value of underwriter warrants distributed to employees	(89,614)	(3,837,177)		(3,837,177)
Fair value of underwriter stock distributed to employees			(471,990)	
Fair value of warrants distributed to parent company		(27,790)		
Balance, December 31, 2019	$ (0)	$ 2,449,925	$ 0	$ 84,772

The following presents a summary of quantitative information about level 3 fair value measurements:

	Fair Value at December 31, 2019	Valuation Technique	Unobservable Input	Range Minimum	Range Maximum	Average
Underwriter warrants	2,449,925	Black-Scholes Option Pricing Model	Volatility of of underlying company	141.7%	507.7%	182.0%
Underwriter warrants payable to employees	-					

4. Notes and other receivables, net

The Company has both forgivable notes receivable and other standard receivables.

As of December 31, 2019, the forgivable notes receivable totaled $335,500. Such notes are with employees, are of one to five-year durations, bear between 1% and 5% interest, and are forgivable over stated periods if employees meet certain employment length and performance milestones. As per the Company's policy, such loans are amortized on a straight-line basis over the life of the respective loans as commission expense, and as of December 31, 2019, the unamortized portion was $218,936 which is included in the Notes and Other Receivables on the statement of financial condition. While these loans do contain a stated interest, interest is not accrued as it is likely that these amounts will be forgiven as the notes are forgiven. In the unlikely event these loans are not forgiven because the terms of the forgiveness are not met, the full amount of the loan, along with the accrued interest shall be due and payable to the Company.

The Company also has receivables, primarily from representatives for draws, advances and expenses in excess of commissions. As of December 31, 2019, the full value of these receivables is $476,568. In addition, the Company has receivables from customers of $208,471 and affiliated entities managed by the Company's parent company Paulson Capital Holding Company, LLC of $74,222. The $74,222 balance from affiliates is comprised of advances made by the Company to cover the operating expenses of Paulson BKE Investments, LLC and BioD Paulson1, LLC. The total value of $759,261 is included in the Notes and Other Receivables on the statement of financial condition.

Receivables are reviewed on a quarterly basis by management and, if events or changes in circumstances cause doubt as to the collectability of contractual payments, a receivable will be assessed for impairment. The Company considers a receivable to be impaired when, based on current information and events, it believes it is probable that the Company will be unable to collect all amounts due according to contractual terms of the receivable agreement. When management determines collection to be doubtful, allowance for amounts receivable is recorded and the receivable is placed on a non-performing (non-accrual) status. Payments received on non-accrual receivables are applied first to reduce the outstanding interest, and then applied to the receivable unless management determines impairment is likely in which case payments are applied to the outstanding receivable balance (cost recovery method).

Interest received on impaired receivables is recorded using the cash receipts method unless management determines further impairment is probable. No impairment loss is recorded if the carrying amount of the receivable (principal and accrued interest) is expected to be fully recovered through borrower payments and enforcement action against the borrowers collateral, if any.

Allowance for Doubtful Accounts

The conclusion that a receivable may become uncollectible, in whole or in part, is a matter of judgment. The company does not have a formal risk rating system. Receivables and the related accrued interest are analyzed on an individual and continuous basis for recoverability.

Delinquencies are determined upon contractual terms. A provision is made for doubtful accounts to adjust the allowance for doubtful accounts to an amount considered to be adequate, with due consideration to workout agreements, to provide for unrecoverable receivables and receivables, including impaired receivables. Other receivables and accrued interest, uncollectable receivables and related interest receivable are posted directly to the allowance account once it is determined that the full amount is not collectable.

4. Notes and other receivables, net (continued)

Allowance for receivables from employees principally consists of uncollectable unsecured forgivable promissory notes to registered representatives that are forgiven over a specific period, typically over five years, if the borrower remains an employee of the Company. Any amounts remaining under the note become due immediately when the individual either leaves the Company voluntarily or is terminated. Amounts from Corporate finance clients principally consist of bridge loans and other advances to underwriting clients.

The following is a summary of the Company's allowance for doubtful accounts:

Allowance		
Allowance for doubtful accounts as of December 31, 2018	$	(30,000)
Bad debt expense		
Recoveries of assets previously written-off		-
Allowance for doubtful accounts as of December 31, 2019	$	(30,000)

The notes and other receivables net balance of $948,198 includes this allowance for doubtful accounts.

5. Fixed Assets

As of December 31, 2019, the company had fixed assets totaling $155,803 comprised of furniture and equipment of $95,632 and leasehold improvements of $60,171. As per the Company's policy, furniture and equipment are depreciated on a straight-line basis over the useful life of the respective assets. Leasehold improvements are amortized over the shorter of their estimated useful life or the lease term. As of December 31, 2019, the undepreciated and unamortized portion of all fixed assets was $96,953.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2019, the Company had net capital of $723,020 of which $513,020 was in excess of its required net capital of $210,000. The Company's net capital ratio was 1.37 to 1.

7. Commitments and Contingencies

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. As of December 31, 2019, and through the date of this report there are three open arbitration claims pending with former customers of the Company. The Company's management feels these cases have little merit and has no way of estimating any potential arbitration awards or settlements. Should any awards or settlements be paid out on either claim, the Company maintains insurance policies that cap its exposure at $250,000 per claim.

There are no guarantees made by the Company that may result in a loss or future obligations as of December 31, 2019.

8. Market and Counterparty Risk

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transactions.

The Company's policy is to continuously monitor its exposure to market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the credit standing of each broker-dealer, clearing organization, customer and/or other counterparty with which it conducts business.

9. Concentrations of Credit Risk

During the year ended December 31, 2019, the Company earned 29.2% of its cash commission and underwriting fee revenues from one customer.

As of December 31, 2019, one employee's note receivable balance compromised 45.6% of the Company's total notes receivable balance.

During the course of the year ended December 31, 2019, the bank balances on occasion were in excess of the FDIC insurance limit.

10. Leases

The Company is a lessee in various non-cancelable operating leases for office space subject to ASC 842, Leases. The lease agreements do not include a termination or renewal option for either party, or restrictive financial or other covenants. The non-cancelable operating leases are set to expire on March 31, 2023, June 30, 2026, and December 31, 2020.

The components of lease cost for the year ended December 31, 2019 are as follows:

Operating lease costs	502,591
Short-term lease costs	353,438
	$ 856,029

Amounts reported in the Statement of Financial Condition as of December 31, 2019 are as follows:

Right of use asset, net	2,564,156
Lease liability	2,768,977

Maturities of lease liability under the non-cancelable operating leases as of December 21, 2019 are:

2020	$ 573,207
2021	503,941
2022	516,820
2023	504,734
2024	475,082
2025	486,959
2026	248,948
Total undiscounted lease payments	$ 3,309,291
Less imputed interest	(540,314)
Total lease liability	$ 2,768,977

11. Recently Issued Accounting Standards

Effective January 1, 2019, the Company adopted the new FASB accounting standard ASC 842, Leases, which governs the accounting and reporting of leases by lessees. Lessor accounting and reporting is largely unchanged. ASC 842 generally applies to leases that have a lease term greater than 12 months at lease commencement, or that include and option to purchase the underlying asset the Company is reasonably certain to exercise. ASC 842's principal changes are: 1) recognizing leases on the Statement of Financial Condition by recording a Right-of-use asset and a Lease liability; 2) changes in lease expense recognition during the lease term based on its classification as an Operating lease or Finance lease; and 3) expanded disclosures of lease agreements, costs and other matters.

The Company is a lessee in non-cancelable operating leases for office spaces subject to ASC 842, as disclosed in Note 10. Under the modified retrospective transition method, the Company recorded a Right of use asset and a Lease liability both in the amount of $2,955,114.

12. Subsequent Events

Management has evaluated the impact of all subsequent events through the date the financial statements were available to be issued. Subsequent to December 31, 2019 the Company received $684,000 in additional capital contributions from its Parent company Paulson Capital Holding Company, LLC. In addition the Company has entered into a $50,000 AWC settlement with FINRA with regards to alleged rule violations of selling private placement securities to customers who did not have a substantive preexisting relationship with the firm prior to the launch of the deals they invested in.

SUPPLEMENTARY INFORMATION

Paulson Investment Company, LLC
Schedule I - Computation of Net Capital Pursuant
to Uniform Net Capital Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2019

Member's Equity	$ 4,601,858
Less: Non-allowable Assets	
Notes and other receivables	805,198
Non-marketable securities, at fair value	2,449,925
Fixed assets, net of accumulated depreciation and amortization	96,953
Prepaid expenses and other assets	540,099
	3,892,175
Other Additions: Underwriter stock payable to employees	84,772
Tentative Net capital	794,455
Less: Haircuts	(71,435)
Net capital	723,020
Less: Required Net Capital	(210,000)
Excess Net capital	$ 513,020
Computation of Aggregate Indebtedness	
Total liabilities before subordinated debt	$ 992,412
Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, or the average number of markets made in the preceding 30 days, whichever is greater)	$ 210,000
Percentage of Aggregated Indebtedness to Net Capital	137%
Ratio of Aggregated Indebtedness to Net Capital	1.37 to 1

There are no material differences between the computation of Net Capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2019, as filed.

See report of independent registered public accounting firm

Paulson Investment Company, LLC
Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to SEC Rule 15c3-3
As of December 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under paragraphs (k)(2)(i) and (k)(2)(ii) in that the Company carries no customer accounts and does not hold funds or securities for, or owe money or securities to, customers. Accordingly, there are no items to report under the requirements of this Rule.

Paulson Investment Company, LLC
Report on Exemption Provisions
Pursuant to 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Paulson Investment Company, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Paulson Investment Company, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Paulson Investment Company, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) Paulson Investment Company, LLC stated that Paulson Investment Company, LLC met the identified exemption provisions throughout the year ended December 31, 2019 without exception. Paulson Investment Company, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Paulson Investment Company, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Northridge, California
March 16, 2020

Chicago, Dallas, Los Angeles, New York, San Francisco, Seattle

9221 Corbin Avenue Suite 165
Northridge, California 91324
800.848.0008
www.AAICPAs.com

Paulson Investment Company LLC
Exemption Report
Under Rule 17a-5(d)(4) of the
Securities and Exchange Commission
December 31, 2019

Paulson Investment Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. para. 240.17a-5, "Reports to be made by certain brokers and dealers"). This exemption report was prepared as required by 17 C.F.R. para 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claimed an exemption from 17 C.F.R. para 240.15c3-3 ("Customer protection – reserves and custody of securities") under the provisions of 17 C.F.R. para. 240.15c3-3 (k)(2)(i) and (k)(2)(ii) as the Company is an introducing broker dealer who clears all transactions with and for customers on a fully disclosed basis with another clearing broker.

2) The Company met the exemption provision in 17 C.F.R. para 240.15c3-3(k)(2)(i) and (k)(2)(ii) during the year ended December 31, 2019.

Signed,

Malcolm Winks, President/CFO

Paulson Investment Company, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2019

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Paulson Investment Company, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Paulson Investment Company, LLC and the SIPC, solely to assist you and SIPC in evaluating Paulson Investment Company, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019. Paulson Investment Company, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2019 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Paulson Investment Company, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2019. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Paulson Investment Company, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.
Northridge, California
March 16, 2020

Paulson Investment Company, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2019

		Amount
Total assessment	$	25,670
SIPC-6 general assessment Payment made on July 29, 2019		(11,612)
SIPC-7 general assessment Payment made on March 3, 2020		(14,058)
Total assessment balance (overpayment carried forward)	$	-